UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2005

Commission File Number 333-78481

Creo Inc.
(Translation of registrant’s name into English)

3700 Gilmore Way, Burnaby, British Columbia, Canada V5G 4M1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  [ ] Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   [ ] No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 — [ ]

Form 51-102F3
Material Change Report

Item 1: Name and Address of Company

CREO INC.
3700 Gilmore Way
Burnaby, B.C. V5G 4M1

(the “Company”)

Item 2 Date of Material Change

March 29, 2005

Item 3 News Release

The news release was disseminated on March 29, 2005 by way of CCNMatthews and Business Wire (in US).

Item 4 Summary of Material Change

At the annual and special meeting held on March 29, 2005 the shareholders voted to approve the proposed acquisition of Creo Inc. by Eastman Kodak Company and the resolution to waive the application of the company’s shareholder rights plan to the transaction. At the meeting, shareholders also re-elected the 10 current members of the Creo board of directors and re-appointed KPMG LLP as the company’s auditor for the ensuing year.

Item 5 Full Description of Material Change

At the annual and special meeting held on March 29, 2005 the shareholders approved all statutory and special business submitted for their vote. Shareholders voted to approve the proposed acquisition of Creo Inc. by Eastman Kodak Company and the resolution to waive the application of the company’s shareholder rights plan to the transaction. At the meeting, shareholders also re-elected the 10 current members of the Creo board of directors and re-appointed KPMG LLP as the company’s auditor for the ensuing year. The meeting was held in Burnaby, B.C. Of a total of 33,186,209 votes cast with respect to the proposed transaction, 99.8 percent were voted in favor of the resolution. Of a total of 33,181,059 votes cast with respect to waiving application of the shareholder rights plan, 97.8 percent were voted in favor of the resolution. Voting results will be filed with the Canadian and United States securities regulators later today.

Kodak intends to acquire all of the issued and outstanding common shares of Creo by way of a statutory plan of arrangement at a cash price of US$16.50 per share or approximately US$980 million. The proposed transaction remains subject to the receipt of various regulatory and court approvals.

Final approval from the Ontario Superior Court of Justice (Commercial List) will be sought on April 1, 2005.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

For further information contact:

Paul Kacir Corporate Secretary 3700 Gilmore Way Burnaby, British Columbia Business Telephone: (604) 453-4343 Facsimile: (604) 451-2711

Item 9 Date of Report

March 29, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Creo Inc.

Mark Dance, Chief Financial Officer
and Chief Operating Officer

Date: March 31, 2005